UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 0-27782

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES (Full Title of the Plan)

Dime Community Bancshares, Inc.
300 Cadman Plaza West, 8th Floor, Brooklyn, NY 11201
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

The Employee Stock
Ownership Plan of Dime
Community Bancshares, Inc.
and Certain Affiliates

Financial Statements as of
December 31, 2016 and 2015, and
for the Year Ended December 31, 2016,
Supplemental Schedules as of and for the year ended December 31, 2016, and Report of Independent Registered Public Accounting Firm

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee and Audit Committee
  of Dime Community Bancshares, Inc.
300 Cadman Plaza West, 8th Floor
Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions as of December 31, 2016, and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates’ financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

New York, New York
Dated: June 21, 2017

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2016 AND 2015

	As of December 31, 2016			As of December 31, 2015
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Cash	$22	$-	$22	$-	$-	$-
Non-participant directed investments, at fair value:
Federated Government Obligations Fund	71,912	-	71,912	76,247	-	76,247
Dime Community Bancshares, Inc. common stock	52,600,494	-	52,600,494	36,379,935	13,669,169	50,049,104
TOTAL ASSETS	52,672,428	-	52,672,428	36,456,182	13,669,169	50,125,351

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	-	-	-	3,028,284	3,028,284
TOTAL LIABILITIES	-	-	-	-	3,028,284	3,028,284

NET ASSETS AVAILABLE FOR BENEFITS	$52,672,428	$-	$52,672,428	$36,456,182	$10,640,885	$47,097,067

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Allocated	Unallocated	Total
CONTRIBUTIONS AND INVESMENT ACTIVITY:
Interest and dividend income	$1,131,818	$437,664	$1,569,482
Net appreciation in the fair value of Dime Community Bancshares, Inc. common stock	5,173,121	2,039,825	7,212,946
Contributions from Dime Community Bank - net	‑	427,295	427,295
Total contributions and investment activity	6,304,939	2,904,784	9,209,723

DEDUCTIONS:
Interest expense on borrowings from Dime Community Bancshares, Inc.	‑	242,263	242,263
Benefit payments	2,978,462	413,637	3,392,099
Total deductions	2,978,462	655,900	3,634,362

TRANSFERS:
Allocation of 78,155 shares of Dime Community Bancshares, Inc. common stock at fair value	1,570,916	(1,570,916)	‑
Allocation of remaining 563,127 shares of Dime Community Bancshares, Inc. common stock at fair value	11,318,853	(11,318,853)	‑
Total transfers	12,889,769	(12,889,769)	‑

INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	16,216,246	(10,640,885)	5,575,361

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,456,182	10,640,885	47,097,067

End of year	$52,672,428	$-	$52,672,428

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “ESOP” or the “Plan”).  This description of the ESOP is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the ESOP’s provisions.

a.
General - The ESOP was adopted by the Board of Directors of Dime Community Bank (the “Bank”) on February 8, 1996, with an effective date of July 1, 1995.  Dime Community Bancshares, Inc. (the "Company") acts as the Plan Sponsor for the ESOP, and members of management of the Company or its direct subsidiaries serve as Plan Administrator for the ESOP.  The Human Resources and Compensation Committee (the “Committee”), comprised of members of the Company's Board of Directors, oversees the operation and administration of the ESOP.

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Since February 2009, Pentegra Trust Company ("Pentegra") has served as trustee for the ESOP.

In order to purchase the shares of the Company’s common stock, the ESOP obtained an ESOP share acquisition loan from the Company of $11,638,000, which originally was to be repaid over a ten-year period at a fixed interest rate of 8.0%.   Effective July 1, 2000, the maturity of the ESOP share acquisition loan was extended from June 2006 to December 2025, with the continued option of prepayment.  Repayments of the borrowing are made from fully deductible contributions from the Company or Bank to the ESOP.  As the ESOP makes each payment of principal and interest on the borrowing, an appropriate percentage of stock will be allocated to eligible participants’ accounts in accordance with applicable regulations under the Code.  The borrowing is collateralized by the unallocated shares of the Company's stock held by the ESOP.

The Plan was amended in December 2016 to allow the Plan to either sell shares held as collateral to repay the ESOP acquisition loan with proceeds from the sale or transfer a number of shares with a fair value equivalent to the outstanding loan balance to the Plan Sponsor as satisfaction of the ESOP loan. Following the 2016 annual loan payment and share allocation, the Plan transferred 140,260 unallocated shares of Company common stock on December 30, 2016 with a value of $2,819,226, based on the closing price of the Company’s common stock of $20.10, to satisfy the outstanding ESOP loan balance.

In conjunction with the prepayment of the outstanding loan balance, the remaining 563,127 shares, with a value of $11,318,853 based on the closing price of the Company’s common stock of $20.10, were allocated to active participants based on their account balances in the Plan as of December 31, 2016.

The Company, as lender, has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the ESOP as of December 31, 2016 and 2015 and for the year ended December 31, 2016, present separately the assets and liabilities and changes therein pertaining to:

(1)	the accounts of employees with vested rights in allocated stock (Allocated) and

(2)	stock not yet allocated to employees (Unallocated).

b.
Eligibility and Participation - Eligible employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the ESOP. Following the final allocation of Company shares held by the Plan as of December 31, 2016, the Plan was frozen to any new participants.

c.
Contributions – Contributions are subject to certain limitations. The Company or the Bank shall contribute to the ESOP an amount that, at minimum, shall serve to finance the ESOP’s obligation under its outstanding borrowing from the Company.  The Company or the Bank may contribute additional amounts, if designated by the Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company.  Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of eligible participants in accordance with a pre-established formula.  Participant contributions are not permitted.

d.	Vesting - The balance credited to each participant’s account shall become vested in accordance with the following schedule:

Number of Years Of Service	Vested Percentage

Less than 2 years	0%
Less than 3 years	25
Less than 4 years	50
Less than 5 years	75
5 or more years	100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Company or any of its direct or indirect subsidiaries prior to the establishment of the ESOP.  Any previously unvested portion shall become fully vested to a participant upon attainment of age 65, or, if earlier, upon the termination of participation by reason of death, disability, retirement or upon occurrence of change in control of the Company or the Bank. Following the final allocation of Company shares held by the Plan as of December 31, 2016, all participant allocated shares were fully vested.

e.
Investments - As of December 31, 2016 and 2015, the ESOP’s investments consist of the investment in common stock of the Company and the investment of cash balances in a short-term investment fund administered by the ESOP trustee.  The ESOP is permitted to invest in any of the following: (i) shares of the Company's common stock; (ii) such Investment Funds as may be established from time to time by the Committee; and (iii) such other investments as may be permitted under the ESOP trust agreement.  The terms of the ESOP trust agreement permit investment in any commingled or group trust fund, or common trust fund that is exempt from taxes under Section 501(a) of the Code.

f.
Allocation of Shares to Participant Accounts - As of the last day of each plan year during which the share acquisition loan is outstanding, a portion of the financed shares purchased with the proceeds of the loan shall be released in accordance with a predetermined formula.  During the year ended December 31, 2016, 78,155 shares were released and allocated to eligible participant accounts in the proportion that each such eligible participant’s compensation, as measured under the terms of the ESOP, for the portion of the plan year during which he or she was a participant, bears to the aggregate compensation of all eligible participants, as measured under the terms of the ESOP.

Following the prepayment of the outstanding loan balance, the remaining 563,127 unallocated shares were released and allocated to active participant accounts as ESOP earnings, based on account balances of active participants in the Plan as of December 31, 2016.

Each participant’s account reflects an allocation of the Bank’s contributions and ESOP earnings.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP trustee prior to the time that such rights are to be exercised.  The ESOP trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period.  Such vote is made in direct proportion to the votes received from participants.

g.
Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September or December.  The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the Committee.

There were 1,216 shares forfeited during the year ended December 31, 2016.  These forfeitures were utilized to reduce the employer contribution (which was the annual repayment of principal on the outstanding loan in accordance with the loan amortization schedule) during the year.

h.
Benefit Payments – Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock were distributed quarterly to all ESOP participants.  From July 2000 through July 2015 these benefit distributions were made solely in the form of a cash payment.  In accordance with an amendment effective for cash dividend payments on or after August 1, 2015, participants can either elect to receive quarterly cash dividends in cash or reinvest the dividend proceeds into additional shares. During the year ended December 31, 2016, 15,537 shares were purchased as a result of the participant reinvestment election.

Otherwise, no benefit distributions from the ESOP are made until termination of services due to death, disability, retirement or other reason, at which time either a lump-sum or installment payment amounts equal to the value of the participant's vested interest in his or her account are made as previously instructed by the participant.  Distributions are made by means of cash and/or stock payments. In the case of death or incapacity of the participant, payments are made to his or her beneficiary or, if none, his or her legal representatives.

i.
ESOP Termination - Although it has not expressed any intention to do so, the Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA.  Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code.  Upon termination of the ESOP, the Committee shall direct the ESOP trustee to pay all liabilities and expenses of the trust fund.

j.
Diversification – Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant, subject to certain percentage limitations. Participants who elect to diversify can receive cash distributions or transfer the amount to the Dime Community Bank 401(k) Savings Plan.

k.	Benefit Payments – The Plan records benefits payments when paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are as follows:

a.
Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Investment Transactions and Income Recognition - Purchases and sales are accounted for on a trade-date basis.  Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.  Realized gains and losses from securities transactions are recorded on the average cost basis.  Interest income on the Federated Government Obligations Fund is recorded on the accrual basis and dividend income on Dime Community Bancshares, Inc. common stock is recorded on the ex-dividend date.  During the year ended December 31, 2016, cash dividends totaling $1,569,168 on Dime Community Bancshares, Inc. common stock, were declared by the Company and paid to the ESOP, which was recorded in "Interest and dividend income" in the Statement of Changes in Net Assets Available for Benefits.  All dividends on unallocated shares and shares allocated to each participant are distributed to participants in the ESOP no later than 90 days after the close of the plan year in which the dividends are paid to the plan.  Participants may elect to receive these dividends in cash or reinvest them in additional shares of common stock.

c.
Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from these estimates.

d.
Risks and Uncertainties - The ESOP has an equity investment concentrated solely in one equity security, which, in general, is exposed to various risks such as interest rate, credit, and liquidity risks and overall market volatility.  Due to the level of risk associated with investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the financial statements.

e.	Administrative Expenses - Administrative expenses are paid by the Company as provided in the ESOP.

f.
Fair Value of Investments - Dime Community Bancshares, Inc. common stock and the Federated Government Obligations Fund are valued at fair value based upon quoted market prices from a nationally recognized securities exchange.  The closing price of Dime Community Bancshares, Inc. common stock was $20.10 and $17.49 as of December 31, 2016 and 2015, respectively.  The closing price of the Federated Government Obligations Fund was $1.00 at both December 31, 2016 and 2015.

g.
Fair Value of Long-Term Debt:  The fair value of the Plan's long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities.  During 2016, the Plan fully satisfied the outstanding balance of the long-term debt. As of December 31, 2015, the estimated fair value and carrying value of the Plan's long-term debt was $3,818,432 and $3,028,284, respectively.  The fair value of the Plan’s long-term debt is measured by the discounted anticipated cash flows through contractual maturity or next interest repricing date (deemed a Level 2 valuation).

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs that reflect the ESOP's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the ESOP’s investments measured at fair value on a recurring basis at the dates indicated.

	At December 31, 2016 Fair Value Measurements Using (1)
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Federated Government Obligations Fund	$71,912	$	‑	$	‑	$71,912
Dime Community Bancshares, Inc. common stock	52,600,494		‑		‑	52,600,494

(1)	Please refer to footnotes 2(f) for a discussion of the valuation methods utilized for these investments.

There were no transfers between Level 1 and Level 2 during 2016.

	At December 31, 2015 Fair Value Measurements Using (1)
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Federated Government Obligations Fund	$76,247	$	‑	$	‑	$76,247
Dime Community Bancshares, Inc. common stock	50,049,104		‑		‑	50,049,104

(1)	Please refer to footnotes 2(f) for a discussion of the valuation methods utilized for these investments.

4.	FEDERAL INCOME TAX STATUS

The ESOP is intended to be qualified under Section 401(a) of the Code and is intended to be exempt from taxation under Section 501(a) of the Code.  The ESOP received a favorable IRS determination letter dated August 16, 2012.  The ESOP has been amended since receiving the determination letter.  The Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the ESOP’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The ESOP owns an investment in the common stock of the Company, the Plan Sponsor.  This investment is administered by the ESOP trustee and held in safekeeping by Reliance Trust Company on behalf of the ESOP trustee.

Contributions to the ESOP are held and managed by the ESOP trustee.  All contributions received during the year ended December 31, 2016 were utilized to service the principal and interest on the borrowing.

Certain administrative functions are performed by officers or employees of the Company or Bank.  No such officer or employee receives compensation from the ESOP for the administrative functions they perform.  All administrative expenses of the ESOP are paid by the Company.

The Plan’s borrowing from the Company and any related interest expense described in Note 1, as well as any dividends paid to the Plan or net appreciation from the Dime Community Bancshares, Inc. common stock are also considered both party-in-interest and related party transactions.

6.	SUBSEQUENT EVENTS

The Plan Sponsor has received approval by its Board of Directors to merge the Plan into the Dime Community Bank 401(k) Savings Plan on July 1, 2017, and thereby creating a KSOP.

*******

SUPPLEMENTAL SCHEDULES

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Name of plan sponsor:	Dime Community Bancshares, Inc.
Employer identification number:	11-3297463
Three-digit plan number:	003

(a)	(b)	(c)	(d)	(e)
Parties in Interest	Identity of Issuer	Description of Investment	Cost	Current Value

*	Dime Community Bancshares, Inc.	Shares of common stock	$8,510,338	$52,600,494

	Federated Investors	Government Obligations Fund	71,912	71,912

		Cash	22	22

Total			$9,003,053	$52,672,428

*Party-in-interest.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS:
FOR THE YEAR ENDED DECEMBER 31, 2016

Name of plan sponsor:	Dime Community Bancshares, Inc.
Employer identification number:	11-3297463
Three-digit plan number:	003

(a)	(b)	(c)	(d)		(g)	(h)	(i)
Identity of Party Involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price		Cost of Asset	Current Value of Asset on Transaction Date	Net gain or (loss)
Category i – A single of transaction in excess of 5% of the Plan Assets
Dime Community Bancshares, Inc.	Shares of Common Stock	-	2,819,226	(1)	420,780	2,819,226	2,398,446

Category iii – A series of transactions in excess of 5% of the Plan Assets
Federated Investors	Government Obligations Fund	$2,424,851	$-		$2,424,851	$2,424,851	$-
Federated Investors	Government Obligations Fund	-	2,429,190		2,429,190	2,429,190	-
Dime Community Bancshares, Inc.	Shares of Common Stock	277,374	-		277,374	277,374	-
Dime Community Bancshares, Inc.	Shares of Common Stock	-	3,710,942		812,986	3,710,942	2,897,956

(1)	The transaction was a transfer of shares to the Plan Sponsor to satisfy the ESOP share acquisition loan and was not a sale of the investment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 21, 2017	/s/ KENNETH J. MAHON
Kenneth J. Mahon
President and Chief Executive Officer

Dated: June 21, 2017	/s/ MICHAEL PUCELLA
Michael Pucella
Executive Vice President and Chief Accounting Officer
(Principal Financial Officer)